Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: February 7, 2023

PRESS RELEASE
Regulated information
Monday 06 February 2023 – 22.00 p.m. CET

EURONAV – SPECIAL GENERAL MEETING OF 23 MARCH 2023

ANTWERP, Belgium, 06 February 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Special General Meeting to be held on Thursday 23 March 2023 at 02.00 p.m. CET in 2000 Antwerp, Schaliënstraat 3.

In view of the record date of Thursday 9 March 2022, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 8 March 2023 at 8.00 a.m. (Belgian time) until Friday 10 March 2023 at 8.00 a.m. (Belgian time) (“Freeze Period”).

The convening notice and the other documents related to this meeting are available on the company’s website https://www.euronav.com/en/investors/legal-information/agm/2023/. The practical formalities for participation to this meeting are described in the convening notice.

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Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement final year results 2022: 31 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE
Regulated information
Monday 06 February 2023 – 22.00 p.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.